UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 31, 2003

Kathryn A. Brown
Senior Attorney
Alaska Air Group, Inc.
Box 68947
Seattle, WA 98168-0947

Re: Alaska Air Group, Inc.
Incoming letter dated January 20, 2003

Dear Ms. Brown:

This is in response to your letter dated January 20, 2003 concerning the shareholder proposal submitted to Alaska Air by Anson Robinson. We also have received a letter from the proponent dated February 13, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

CR

Alaska Air Group, Inc.

January 20, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Alaska Air Group, Inc. – File No. 1-8957
Statement of Reasons for Omission Pursuant to Rule 14a-8(j)
of Shareholder Proposal Submitted on Behalf of Mr. Anson Robinson

Ladies and Gentlemen:

This letter is to inform the Securities and Exchange Commission (the "Commission") that it is the intention of Alaska Air Group, Inc., a Delaware corporation ("AAG" or the "Company") to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") submitted on behalf of Mr. Anson Robinson (the "Proponent")[1]. The Proposal requests the Board of Directors to determine and report the percentage of all AAG stock owned by certain employees.[2]

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby files six copies of this letter and its exhibits. One copy of this letter and its exhibits is simultaneously being sent by Federal Express to each of the Proponent and his proxy.

This letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

On behalf of AAG, the undersigned respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if AAG excludes the Proposal from its 2003 Proxy Materials.

---

[1] If the Staff is unable to concur with the conclusion that the Proposal should be excluded in its entirety, the Company reserves the right, in accordance with Rule 14a-8(k), to omit the Proponent's name and address from the Proposal and state in the 2003 Proxy Materials that the information will be provided to shareholders promptly upon receiving an oral or written request.

[2] A copy of the original Proposal, with the cover letter and the authorization discussed below, are attached as Exhibit A. A copy of the revised Proposal discussed below is attached as Exhibit B. This request addresses the revised Proposal.

BOX 68947 SEATTLE, WA 98168-0947 / 206 431-7040

Bases for Exclusion

The Company believes that the Proposal may be omitted from its 2003 Proxy Statement for the following reasons:

A. The Proposal may properly be omitted pursuant to Rule 14a-8(i)(4), as it relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large;

B. The Proposal may properly be omitted pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the proposal; and

C. The Proposal may properly be omitted pursuant to Rule 14a-8(i)(3) because it is false and misleading in violation of Rule 14a-9.

Discussion

A. The Proposal may properly be omitted pursuant to Rule 14a-8(i)(4), as it relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.

Rule 14a-8(i)(4) provides that a company may exclude a shareholder proposal if that proposal seeks redress of a personal claim or grievance of the proponent against the company or another person, or if the proposal is designed to result in a benefit to the proponent or to further a personal interest of the proponent that is not shared by the other shareholders at large. This rule is designed to prevent shareholders from abusing the shareholder proposal process in order to "achieve personal ends that are not necessarily in the common interests of the [company's] shareholders generally."[3] The Commission has explicitly noted that the time and expense of addressing such proposals have an adverse effect on a company and its shareholders.[4] The application of this rule has frequently required the Staff to assess a proponent's motivation, often on the basis of correspondence and the proposal alone.

The Proponent is an employee of Horizon Air Industries, Inc., a wholly-owned subsidiary of AAG ("Horizon"). Horizon and Alaska Airlines, Inc., also a wholly-owned subsidiary of AAG ("Alaska Airlines"), are AAG's primary assets.

The Company received the Proposal on December 14, 2002. The Proposal and six other proposals were transmitted by facsimile to the Company by Mr. Steve Nieman, who apparently

---

[3] *See* Release No. 34-20091 (avail. Aug. 16, 1983).
[4] *See* Release No. 34-19135 (avail. Oct. 14, 1982).

prepared all of them. The cover letters of the seven proposals were identical except for their dates and the names and addresses of the proponents. The cover letters for all of the proposals stated "This is the proxy for Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal ..." They also asked that all future communication be directed to Mr. Foley. The Proponent's cover letter also enclosed a "limited power of attorney" authorizing Mr. Foley or Mr. Nieman "to sign for documentary purposes if I am unable to."

On January 10, 2003, the undersigned and other representatives of the Company spent more than two hours in a telephone discussion with Mr. Foley and Mr. Nieman, who has been designated by Mr. Foley to act on behalf of the Proponent. We reviewed with Messrs. Foley and Nieman the grounds for exclusion under Rule 14a-8, identified what we believed to be deficiencies under that rule in the Proposal and the other six proposals, and asked them to correct the deficiencies. On January 15, 2003, the Company received a revised Proposal from Mr. Nieman.

Mr. Nieman is also an employee of Horizon and president of the Horizon/Alaska Customer/Employees Co-Ownership Association, Inc. ("HACECA"), an organization that, in its own words, is "raising money to promote the advantages of an employee and customer buyout of Horizon and Alaska Airlines."[5]

In addition, Mr. Nieman is the sponsor of one of the seven proposals, which asks the Board to "arrange for the prompt sale of AAG to the highest bidder." Mr. Nieman has also nominated himself, Mr. Foley, who is a member of the board of HACECA, and Robert C. Osborne, M.D., for election to AAG's Board of Directors.

In a letter on behalf of HACECA to the Vice President, General Counsel and Corporate Secretary of the Company, dated August 23, 2002,[6] Mr. Nieman stated that HACECA "has decided to respond positively to requests that it assist in filing shareholder proposals as well as exercising other shareholder rights." The letter also stated as follows:

> In addition, HACECA will assist in the forwarding of names of qualified individuals to the board's Nominating Committee. We are prepared to assist in a contested election in a direct appeal to shareholders on behalf of these nominees.

The Proposal clearly relates to the interests of employees of the Company and members of HACECA that are not shared by other shareholders. It appears that they want the Company to expend its resources to gather and report information on employee ownership which they believe

[5] *See* http://www.eahsop.org/feedback.htm, a web page entitled "ABOUT US." The page is found on the website of HACECA's affiliate, Employees Alaska and Horizon Stock Ownership Plan ("EAHSOP"), which with its affiliate organizations claims to be ". . . Dedicated to the Buyout of Alaska and Horizon Airlines by Its Employees and Customers." Mr. Nieman is the web page administrator of the website.

[6] Attached as Exhibit C. This letter and the nominations of Messrs. Nieman, Foley and Osborne are posted on the same website, http://eahsop.org/, under the heading "HACECA Communiqués in Assisting AAG Shareholders."

will help them to accomplish their goals. HACECA members may believe that if employees know their collective ownership it would encourage them to join the organization. Employees may believe that knowing their collective ownership would increase their ability to influence the Company's actions. Those interests are not shared by shareholders who are not employees or HACECA members.

The Proposal claims to be in the interests of all AAG shareholders. However, there is no support for the assertion that the percentage of stock owned by employees is significant because it "represents decisions made by investors with a unique perspective on our company." Hundreds or thousands of other groups of investors with "unique perspectives" might be identified. It has not been shown that spending the Company's funds to track down the members of all such groups and report the percentage of their collective ownership on a quarterly basis would be in the best interests of the Company or its shareholders. Those employees who want this information are free to canvass other employees and compile their answers.

The Staff has concurred with omission pursuant to Rule 14a-8(i)(4) of proposals that relate to the redress of a personal claim or grievance against a company. *See, e.g., IBM Corporation* (avail. Dec. 18, 2002); *Unocal Corporation* (avail. Jan. 21, 2002); *The Boeing Company* (avail. Feb. 18, 1999).

B. The Proposal May Properly Be Omitted Pursuant to Rule 14a-8(i)(6) Because the Company Would Lack the Power or Authority to Implement the Proposal.

As the Staff knows, but many shareholders do not, a publicly traded U.S. company does not and cannot know the identities of most of its shareholders. From the issuer's point of view, there are two kinds of shareholders, as defined by whether or not the issuer knows their identity and can communicate with them directly.

In the first category are the registered shareholders, who have stock accounts with the issuer or its transfer agent. Consequently, they appear on the "stock register" of the issuer. The register shows their names, addresses, and number of shares they hold. The issuer can send proxy materials and other communications to them directly.

Other holders of the issuer's stock are not shown on the stock register. Their identities are hidden from the issuer by the system under which brokers and banks hold securities of their clients in their own names in a securities depository. Those investors are called "beneficial owners."

Brokers and banks generally deposit the shares they hold for beneficial owners in the Depository Trust Company ("DTC"), which was created to reduce the physical movement of stock certificates and speed up settlement of transactions. Each member firm is called a "Participant" of DTC. All the securities deposited in DTC are registered in the name of DTC's affiliate, Cede & Co. On the stock register of AAG, which is kept by its transfer agent, Cede & Co. is currently shown as the holder of more than 98% of the total shares outstanding. The remaining shares are held by the other shareholders identified on the stock register.

There are currently only 4,241 registered shareholders of AAG, including Cede & Co. While AAG has access to the list of registered shareholders, that list does not indicate whether the shareholders are also employees of the issuer. As of April 1, 2002, the record date for the last annual meeting, there were approximately 22,500 beneficial owners.

An issuer can purchase from DTC lists of the Participants who hold its stock at specified dates. Those lists show the number of shares DTC holds for each broker and bank, but not the names of the beneficial owners, who are the clients of the brokers and banks. DTC does not have that information; only the Participant brokers and banks know the identities of their beneficial owners. In connection with a meeting of shareholders, DTC sends the issuer a list of Participants with the omnibus proxy, at no charge.

As the issuers of the securities do not have the names and addresses of those beneficial holders of their stock, the brokers and banks are responsible for sending proxy materials to their clients who are beneficial holders. Most of the brokers and banks no longer employ their own staffs to handle proxy materials, but have outsourced the work to ADP, a proxy agent. Each issuer delivers sufficient quantities of its proxy materials to ADP, which sends them to the beneficial owners with a "voting instruction form" that serves the same purpose as the issuer's proxy card. However, the voting instruction forms are returned to ADP, not to the issuer, and ADP reports the aggregated votes to the tabulator of votes for the meeting.

Rules 14b-1 and 14b-2 under the Exchange Act provide a procedure by which issuers may learn the identities of those beneficial owners who are consenting or non-objecting beneficial owners ("NOBOs"). The brokers and banks must provide the names, addresses and number of shares held by NOBOs upon request from the issuer. However, an issuer must pay for that information and the list is as of a specified date. The Proposal asks for quarterly information, which would require the Company to purchase lists of NOBOs quarterly at a cost of thousands of dollars. The issuer can never obtain such information as to beneficial owners who have objected to such disclosure (who are called objecting beneficial owners or "OBOs").

It is possible for an issuer to learn the identities of its large institutional investors, and the number of the issuer's shares they hold, by paying thousands of dollars to professionals who track such information. However, those institutional investors are known in the securities industry and apparently do not object to disclosure of the securities in their portfolios; indeed, they may want that information known so that they can influence the actions of the issuers of those securities. The same is not true of individual beneficial owners, such as the employees of Alaska Airlines and Horizon who hold securities in brokerage accounts. Their holdings are not tracked by those securities industry professionals and the information is not available to the Company.

The Company and its subsidiaries have approximately 15,000 employees. The Company maintains three 401(k) plans that hold Company stock. It knows the number of AAG shares held in its 401(k) plans, but retirees as well as employees are members of such plans. So are senior management employees.

The Company also knows the number of shares purchased through its 2002 Employee Stock Purchase Plan ("ESPP"), and the number of shares initially held for participants in the accounts maintained for them by the brokerage firm that administers the ESPP. However, it cannot know how many shares remain in the hands of employees after they have been held for the required period and are moved out of the ESPP accounts.[7]

The shares held in the 401(k) plans and the ESPP are included in the Cede & Co. total shown on the stock register, as they are held by custodians who are participants in DTC. AAG reports in its proxy statement the number of its shares held in the trust for its 401(k) plans[8].

The Proposal calls for "ownership information about rank and file and junior management similar to that currently reported on board members and senior executives." The Company can report the number of shares of stock held by its directors and executive officers only because it requires the directors and officers to report such information to the Company and assists them in making the reports to the Commission required by Section 16(a) of the Exchange Act. Similarly, the Company is required to report in its annual meeting proxy statement any person who is known to it to be the beneficial owner of more than five percent of its voting securities.[9] However, the primary obligation to report such ownership is not on the Company, but on the person who acquires such ownership, pursuant to Regulation 13D of the Exchange Act. The beneficial owner must report such ownership to the Commission and send a copy of the report to the Company. The Exchange Act recognizes that the Company cannot be expected to know who holds all of its stock.

As a result of the system for holding securities in the U.S., the only way for an issuer to know whether certain parties own its stock (except for members of its employee plans and those who are required to report such holdings pursuant to the securities laws) is to ask them and obtain honest and accurate answers. While the Proposal states that the Company "could preserve privacy by using third party surveys," the Company cannot compel employees to respond to such surveys. It does not believe that even if it went to the expense of employing an agent to send surveys to 15,000 employees every quarter, it would receive enough responses to yield useful information. It does not believe that many employees would reveal their share ownership to the

[7] An earlier employee stock purchase plan was discontinued in 2002. That plan was not qualified under Internal Revenue Code Section 423 and there were no holding requirements. The shares were placed in accounts with a brokerage firm and the Company has no information as to the number of shares still held.
[8] *See* "How Are Shares Voted That Are Held in a Company 401(k) Plan?" at page 6 of the Company's 2002 Notice of Annual Meeting and Proxy Statement.
[9] Schedule 14A, Item 6(d), referring to Item 403(a) of Regulation S-K.

Company or an agent of the Company, even with assurances of confidentiality. Employees, like other investors, are concerned about their privacy.

The Company cannot identify all, or even most of the holders of its stock. Therefore, it cannot report the percentage of its stock held by specified employees. Any conclusion based on the severely limited information available to the Company would be materially misleading. The expense involved in going through such an exercise on a quarterly basis would not be justified.

The Staff has allowed issuers to omit proposals which they would not have the power or authority to implement. *See Farmer Bros. Co.* (avail. Oct. 15, 2002); *AT&T Corp.* (avail. Mar. 10, 2002); *The Boeing Company* (avail. Feb. 13, 2001).

C. The Proposal May Properly Be Omitted Pursuant to Rule 14a-8(i)(3) Because it is False and Misleading in Violation of Rule 14a-9.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See, e.g., Hewlett-Packard Company* (Dec. 17, 2002); *AMR Corporation* (April 3, 2002); *General Motors Corporation* (April 3, 2002); *Exxon Mobil Corporation* (March 26, 2002); *Southwest Airlines Co.* (March 25, 2002); *Northrop Grumman Corporation* (March 22, 2002); *Minnesota Mining and Manufacturing Company* (March 18, 2002); *Sabre Holdings Corporation* (March 18, 2002); *Raytheon Company* (March 13, 2002); *Pharmacia Corporation* (March 7, 2002); *Bristol–Meyers Squibb Company* (March 4, 2002); *The Boeing Company* (March 2, 2002); *PG&E Corporation* (March 1, 2002) (poison pill); *Weyerhaeuser Company* (Feb. 6, 2002); *PACCAR Inc.* (Jan. 30, 2002). In our view, the Proposal contains many such statements.

Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." As set forth below, this Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive. The Proposal must be completely excluded due to the need for detailed and extensive editing to eliminate or revise its false and misleading statements.

As explained above, in Section A, the Company gave Mr. Foley and Mr. Nieman, representatives of the Proponent, an opportunity to correct the deficiencies in the Proposal. We reviewed with them the grounds for exclusion under Rule 14a-8 and identified the problems we saw with the Proposal. In particular, we pointed out the statements we believed to be false and misleading, many of which were assertions without any factual support or attribution. The revised Proposal unfortunately did not resolve most of these issues. Mr. Nieman accepted our point with respect to the first sentence in the second paragraph, and revised it to acknowledge that the obligation to report ownership of (more than) five percent of any class of an issuer's voting stock belongs to the beneficial owner rather than the issuer. He added two footnotes which failed to provide acceptable documentation and re-arranged the sentences in the sixth paragraph, recasting the first sentence as an opinion. The other deficiencies were not even addressed. In these circumstances, we believe that it is appropriate to exclude the Proposal.

While the Company strongly believes that there is ample support for exclusion of the Proposal on the foregoing basis, it also believes that if the Staff were to depart from the above statements in SLB 14 in responding to this letter, the Proposal nonetheless would have to be substantially revised pursuant to Rule 14a-8(i)(3) before it could be included in the 2003 Proxy Materials.

First, the following statements are properly excludable because they inappropriately and misleadingly cast the Proponent's opinions as statements of fact.

2nd paragraph: Thus, when compared to that owned by individual shareholders, the percentage owned by our individual worker-owners becomes significant. It represents decisions made by investors with a unique perspective on our company.

4th paragraph: Shareholders need help to understand the range, magnitude and types of worker-ownership.

5th paragraph The 2002 Sarbanes-Oxley Act allows greater flexibility of our worker-owners to sell their shares in 401(k) plans. Reported quarterly, this informational tool could provide the number of worker-owners who would be eligible to sell 401(k) shares. As responsible owners of our company, we need to understand patterns of employee ownership better.

6th paragraph Our worker-owners have an understanding of our company from a unique perspective compared to ordinary investors.

7th paragraph Unable to control their ownership structure due to unique circumstances and constraints, worker-owners were relegated to concerns over wage and work rules. We will probably never know if

> United employee shareholders had earlier liquidated their United holdings in other stock plans.

Second, footnotes were added to the second and seventh paragraphs of the revised Proposal, as follows, but the sources cited are not adequate or acceptable.

> Today, institutions own more than 81% of our company. [footnote 1]
>
> Footnote 1: WSJ.com Key Facts on Institutional Shareholders of the AAG Inc. on Jan. 10, 2003 stated that the AAG is 81% owned by Institutions.

This citation is not adequate; the report cannot be found or checked for accuracy.

> Our industry has seen major companies fail. United Airlines' employees owned a majority of its stock. [footnote 2]
>
> Footnote 2: WSJ.com, Jan. 13, 2002. Click on: http://online.wsj.com/article/0,,BT_CO_20030113_002289-search,00.html?collection=autowire%2F30day&vql_string=UAL%3Cin%3E%28article%2Dbody%29.

The referenced article is available only to subscribers to the on-line service. The Company does not believe that this is acceptable citation, as it is unreasonable to expect shareholders to pay for a subscription to an Internet publication in order to check the veracity of a statement in a shareholder proposal.

The third paragraph, which follows, should be deleted in its entirety:

> This proposal requests ownership information about rank and file and junior management similar to that currently reported on board members and senior executives. However, this report may exclude data of those whose investments are more related to grants and options.

It is misleading to suggest that information on "rank and file and junior management" is readily available to the Company. As discussed above in Section B, the information on stock ownership of board members and executive officers disclosed in proxy statements is obtained directly from those owners; they lose the right to privacy with respect to ownership of the Company's securities when they become board members or executive officers. It is also misleading to suggest that shares related to grants and options can be excluded from any data that is obtained. Unless represented by certificates with restrictive legends or otherwise segregated, shares of the same class of stock are fungible.

The ninth paragraph, as follows, should also be deleted in its entirety:

> In summary:
>
> - Provide shareholders an informational tool that may reveal the confidence of worker-owners in our company.
> - It should include data on all types of worker-ownership.
> - Do not include stock of senior executives, board members or others based on grants or options.
> - Privacy can and must be protected.
>
> We believe this informational tool could assist in decisions to buy, sell or hold stock in our company.

The first bullet point makes a conclusion without any support. The fallacy of the second and third points has been discussed above. As demonstrated, there is no way to obtain the information sought except by requesting it from every employee. Even if someone other than the Company made the request, privacy would still be invaded. Therefore, the fourth bullet point is false. The final sentence is unsupported opinion.

Finally, the last sentence of the eighth paragraph should be deleted because it is irrelevant and misleading.

> Who can deny that worker-owners should be recognized as assets, or that their knowledge, skills and perspective could be better utilized?

This sentence is completely irrelevant to the subject of the Proposal. It is misleading to suggest that if employees are valuable, the Company should examine and report their collective stock ownership.

Conclusion

On the basis of the foregoing, the Company Air intends to exclude this Proposal in its entirety from its 2003 proxy materials and Air respectfully requests the concurrence of the Staff in this conclusion.

If you have any questions or require additional information, please contact me by telephone at (206) 431-7245 or by e-mail at kathryn.brown@alaskaair.com. I would appreciate a copy of the Staff's response to this request by fax to my attention at (206) 431-3807.

Very truly yours,

Kathryn A. Brown

Kathryn A. Brown
Senior Attorney

cc: Mr. Richard D. Foley
Mr. Anson Robinson

EXHIBIT A

December 13, 2002

Mr. John Kelly, Chairman
Alaska Air Group, Inc. (ALK)
19300 Pacific Highway South
Seattle, WA 98188
Phone: (206) 431-7040

Dear Mr. Kelly:

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including ownership of the required stock value, currently in the company 401(k) plan and vested for more than 7-years, until after the date of the applicable shareholder meeting. This is the proxy for Mr. Richard D. Foley and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Richard D. Foley, 6040 N. Camino Arturo, Tucson, AZ 85718; (520) 742-5168; email: <rerailer@earthlink.net>.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Anson Robinson
Horizon Employee/Shareholder
1304 SE 195th Avenue
Camas, WA 98607

cc: Keith Loveless, Corporate Secretary
FX: 206/431-3807
PH: 206/431-7218

For exclusive purposes of shareholder proposals regarding the AAG, Inc., I hereby authorize Richard D. Foley or Steve Nieman to sign for documentary purposes if I am unable to.

This limited power of attorney can be revoked by me at any time.

Signed,

Date: 12/13/02

No. 6--A NEW INFORMATIONAL TOOL TO BETTER UNDERSTAND AND ESTABLISH EXTENT OF WORKER-OWNERSHIP WHILE PROTECTING PRIVACY

Resolve that shareholders of Alaska Air Group, Inc. ("our company") request the Board of Directors determine to the best of its ability the percentage of all stock owned by our employees, and report in detail the categories and totals as employee ownership changes.

Current law requires all companies identify shareholders who own five percent or more of its stock. Today, institutions own more than 80% of our company. Thus, when compared to that owned by individual shareholders, the percentage owned by our individual worker-owners becomes significant. It represents decisions made by investors with a unique perspective on our company.

This proposal requests ownership information about rank and file and junior management similar to that currently reported on board members and senior executives. However, this report should exclude data of those whose investments are more related to grants and options.

Outside of their 401(k) retirement plans, the employees of our company can own stock in various ways. Shareholders need help to understand the range, magnitude and types of worker-ownership. This report would also serve to inform the worker-owners of the size and importance of their investment in our company, and could preserve privacy by using third party surveys.

The 2002 Sarbanes-Oxley Act allows greater flexibility of our worker-owners to sell their shares in 401(k) plans. Reported quarterly, this informational tool could provide the number of worker-owners who would be eligible to sell 401(k) shares. As responsible owners of our company, we need to understand patterns of employee ownership better.

We need to have an informational tool which can provide greater understanding of worker-owner confidence in our company as a viable investment, especially using after tax dollars. Our worker-owners have an understanding of our company from a unique perspective compared to ordinary investors. I believe our employees increase or decrease their percentage of ownership as rational investors responding to what they perceive the future of our company to be.

Our industry has seen major companies fail. United Airlines' employees owned a majority of its stock. Unable to control their ownership structure due to unique circumstances and constraints, worker-owners were relegated to concerns over wage and work rules. We will probably never know if United employee shareholders had earlier liquidated their United holdings in other stock plans.

I believe this proposed tool may increase the potential for success of our company. Who can deny that worker-owners should be recognized as assets, or that their knowledge, skills and perspectives could be better utilized?

In summary:

- Provide shareholders an informational tool that may reveal the confidence of worker-owners in our company.
- It should include data on all types of worker-ownership.
- Do not include stock of senior executives, board members or others based on grants or options.
- Privacy can and must be protected.

This informational tool could assist in decisions to buy, sell or hold stock in our company.

VOTE YES ON NO. 6

Sincerely,

Anson Robinson

Anson Robinson
Horizon/Employee Shareholder
1304 SE 195th Avenue
Camas, WA 98607

Dec. 13, 2002

EXHIBIT B

No. 6--A NEW INFORMATIONAL TOOL TO BETTER UNDERSTAND AND ESTABLISH EXTENT OF WORKER-OWNERSHIP WHILE PROTECTING PRIVACY (EDITED 1-14-03)

Resolve that shareholders of Alaska Air Group, Inc. ("our company") request the Board of Directors determine to the best of its ability the percentage of all stock owned by our employees, and report in detail the categories and totals as employee ownership changes.

Current law requires shareholders who own five percent or more of a company's stock to identify themselves. Today, institutions own more than 81% of our company (footnote 1). Thus, when compared to that owned by individual shareholders, the percentage owned by our worker-owners becomes significant. It represents decisions made by investors with a unique perspective on our company.

This proposal requests ownership information about rank and file and junior management similar to that currently reported on board members and senior executives. However, this report may exclude data of those whose investments are more related to grants and options.

Outside of their 401(k) retirement plans, the employees of our company can own stock in various ways. Shareholders need help to understand the range, magnitude and types of worker-ownership. This report would also serve to inform the worker-owners of the size and importance of their investment in our company, and could preserve privacy by using ***THIRD PARTY SURVEYS***.

The 2002 Sarbanes-Oxley Act allows greater flexibility of our worker-owners to sell their shares in 401(k) plans. Reported quarterly, this informational tool could provide the number of worker-owners who would be eligible to sell 401(k) shares. As responsible owners of our company, we need to understand patterns of employee ownership better.

We believe shareholders need an informational tool which can provide greater understanding of worker-owner confidence in our company as a viable investment, especially when using after tax dollars. Our worker-owners have an understanding of our company from a unique perspective compared to ordinary investors. We believe our employees increase or decrease their percentage of ownership as rational investors responding to what they perceive the future of our company to be.

Our industry has seen major companies fail. United Airlines' employees owned a majority of its stock (footnote 2). Unable to control their ownership structure due to unique circumstances and constraints, worker-owners were relegated to concerns over wage and work rules. We will probably never know if United employee shareholders had earlier liquidated their United holdings in other stock plans.

We believe this proposed tool may increase the potential for success of our company. Who can deny that our worker-owners should be recognized as assets, or that their knowledge, skills and perspectives could be better utilized?

In summary:

- Provide shareholders an informational tool that may reveal the confidence of worker-owners in our company.
- It should include data on all types of worker-ownership.
- Do not include stock of senior executives, board members or others based on grants or options.
- Privacy can and must be protected.

We believe this informational tool could assist in decisions to buy, sell or hold stock in our company.

VOTE YES ON NO. 6

Sincerely,

Anson Robinson
Horizon/Employee Shareholder
1304 SE 195th Avenue
Camas, WA 98607 Dec. 13, 2002

Footnote 1: WSJ.com Key Facts on Institutional Shareholders of the AAG Inc. on Jan. 10, 2003 stated that the AAG is 81.02% owned by Institutions.
Footnote 2: WSJ.com, Jan. 13, 2002. Click on:
"http://online.wsj.com/article/0,,BT_CO_20030113_002289-search,00.html?collection=autowire%2F30day&vql_string=UAL%3Cin%3E%28article%2Dbody%29"

EXHIBIT C

HORIZON/ALASKA CUSTOMER/EMPLOYEE CO-OWNERSHIP ASSOCIATION, INC.

HACECA, Inc.
PO Box 602
Brush Prairie, WA 98606
(360) 687-3187
www.cahsop.org
email: haceca@attbi.com

August 23, 2002

Mr. Keith Loveless, Corporate Secretary and Associate General Counsel
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98618

Dear Mr. Loveless:

Formed in 1998, HACECA Inc., composed of concerned employees, customers and investors of Alaska Airlines and Horizon Air, has decided to respond positively to requests that it assist in filing shareholder proposals as well as exercising other shareholder rights. In this postEnron environment, we feel positive and constructive changes must be made in corporate governance. Failure to address these reforms threatens the economic viability of both airlines.

This letter is to inform you that these actions will be prepared in full compliance with all legal requirements. HACECA is prepared to work with various institutional, employee and independent shareholders to insure that these issues be included in the company's 2003 Proxy Statement.

In addition, HACECA will assist in the forwarding of names of qualified individuals to the boards Nominating Committee. We are prepared to assist in a contested election in a direct appeal to shareholders on behalf of these nominees.

Myself and Richard D. Foley, a board member of HACECA, wish to meet with the AAG board at its convenience to discuss these matters. It has been proven that shareholder activism increases real equity in companies. Asserting ownership rights is guaranteed in this great land of America. We desire to accomplish our goals in a constructive manner that will benefit all true stakeholders of the AAG.

I respectfully request that this letter be distributed to members of the board. Please also distribute this letter to executives of your choice. Looking forward to hearing from you.

Sincerely,

Steve Nieman, President

February 13, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group Shareholder
Response to No Action Request
A New Informational Tool to Better Understand and Establish Extent of Worker-Ownership While Protecting Privacy Proposal (Attachment: Exhibit 1)
Alaska Air Group--File No. 1-8957
Mr. Anson Robinson, Proponent

Ladies and Gentlemen:

This letter addresses the company's no action request on the A New Informational Tool to Better Understand and Establish Extent of Worker-Ownership While Protecting Privacy proposal, Mr. Anson Robinson, proponent.

The basis of this proposal is no more than a request for information obtainable by the company. It specifically requires that the company abide by the law in all respects to the gathering and dissemination of the information. It specifically admonishes the company to respect the privacy issues involved. It provides some input of how the information could be collected, structured and published. It requests information which is relevant to all shareholders. In no way does it favor one group of shareholders over another.

This airline industry has suffered severe economic repercussions from the terrorist attacks of 9-11. Several major airlines have filed for bankruptcy. It is only right, fitting and proper that the shareholders of this company be concerned about the critical relationships between management and labor, which is a core issue and stumbling block of many industrial companies in this country.

This proposal simply requests information that might potentially defuse this conflict by a measurement of employee ownership that will assist all shareholders in evaluating their investment in the company.

Is this a new kind or type of shareholder proposal? Perhaps, but that should not be grounds for its exclusion. Does this shareholder proposal request a new kind of information? Perhaps, but should that be grounds for automatically excluding it? Is there anything improper in the company acquiring and providing this information? No! Reasonable parameters have been suggested. It is doable. Is it cost free? No--but neither is the collection of other types of information presently required by the Commission to be reported to shareholders.

It makes good sense for shareholders to place this request before the company, and it is eminently reasonable for the shareholders of the company to be permitted to vote for access to this information.

Frankly, in this social climate, in these economic times and especially in the airline industry, we are baffled by the company's resistance to a shareholder tool which offers such promise to unite and align the common interests of individual, institutional and employee shareholders.

The company directly and indirectly asserts that the Mr. Anson Robinson, Mr. Steve Nieman and Mr. Richard Foley have acted improperly, both individually and collectively, via the shareholder-proposal process to address personal grievances and gain illicit, personal benefits.

Apparently, the company mistakenly believes:

1) That its employees somehow forfeit their constitutional rights to free speech and free association when acting as shareholders;

2) That Commission rules prohibit shareholders from seeking assistance in the exercise of their ownership rights;

3) That this shareholder/proponent is held to some extraordinarily high standard of providing proof and references to support his proposal, which by rule the Commission limits to 500 words inclusively.

Attached to this letter as Exhibit 1 is a copy of a letter to Mr. Foley from Mr. Mel Carstetter directing Mr. Foley to withdraw Mr. Carstetter's Cumulative Voting proposal. (The AAG filed this letter with the Commission on 2-12-03). Mr. Carstetter's letter of instruction proves that there has been no impropriety by Mr. Foley or Mr. Nieman. It demonstrates what has been repeatedly communicated to the company: that each of the shareholder proponents acts completely as individuals, maintaining and controlling their rights. Nothing in the company's no action letters specifies what if any grievance is referred to, nor provides any evidence of what this proponent, Mr. Nieman or Mr. Foley are supposed to improperly gain. Accusation is not evidence.

Mr. Nieman has a long history of attempting to galvanize the company and all its stakeholders. If the Commission desires, it can review Mr. Nieman's regular columns posted at <www.eahsop.org> for over four years. In addition, many pages of personal emails and letters to senior managers of the company, along with their responses can be supplied as proof of Mr. Nieman's demonstrated rational, reasonable and fair encouragement to all shareholders, employees and customers to develop mutually-beneficial relationships.

The AAG has provided no contextual evidence to establish that Mr. Nieman and Mr. Foley have done or sought anything detrimental to the company. For example, the fact that the names of Mr. Nieman, Mr. Foley and Mr. Robert C. Osborne, M.D. have been submitted to the company's nomination committee for consideration as candidates for election to the board of directors has no bearing whatsoever on the rights and privileges of this shareholder submitting his proposal.

In regards to objections by the AAG over various sentences in the proposals: The fact that Mr. Foley and Mr. Nieman participated in a two-hour telephone meeting with representatives and counsel of the company to discuss proposal composition proves their willingness to work in harmony with the AAG within the context of Commission rules. During this extended telephone conference, the company informed Mr. Foley and Mr. Nieman that it would not request that the proposals be excluded if they exceeded the 500-word rule limitation, and further agreed that a footnoting system could be utilized.

In the hopes of aiding shareholders, Mr. Foley and Mr. Nieman responded with a reasonable number of references. The company and the Commission know that references can be extraordinarily voluminous. Despite the company's willingness to allow extensions beyond the 500-word limit, surely there must be some practical limits on providing supporting evidence, references and exhibits.

The company has in its possession a resume of Mr. Foley, which demonstrates his long term commitment and conduct as an investor and advocate for shareholders. Additionally, a review of the Commission's own archives will reveal numerous examples of Mr. Foley's actions and efforts on behalf of shareholders.

Neither Mr. Foley nor Mr. Nieman have received remuneration for their assistance to this or any other shareholder proponents of the company, nor do they expect remuneration.

As we all feel we have clearly demonstrated in the past, the proposalist, Mr. Nieman and Mr. Foley remain responsive to changes of any sentence, paragraph or statement the Commission feels appropriate.

In closing, we object to one last item: The company's intention to decide whether or not to keep the proposalist's name secret. In an open society and participatory democracy, we feel this decision should be left up to the proposalist--not the company.

For the above reasons, I respectfully request that the Office of Chief Counsel not agree with the company's no action request.

Sincerely,

Steve Nieman "for"

Mr. Anson Robinson

cc: Anson Robinson
John Kelly, AAG Chairman

February 11, 2003

Dear Richard Foley

In accordance with our understanding, under which I assigned you, and by designee Steve Nieman, my proxy to handle certain items, including communications, in my exercise of my individual shareholder rights, I hereby instruct you to withdraw my shareholder proposal calling for Cumulative Voting at Alaska Air Group. Further, please understand that you continue to retain my proxy to handle communications regarding my shareholder rights at Alaska Air Group until such time as I instruct you otherwise, or until such time as you determine to decline continued acceptance of my proxy.

Thank you,

Mel Carstetter
19506 NE 157th Ave
Battle Ground, WA 98604
Tel (360) 687-1208

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 20, 2003

The proposal requests that the board determine to the best of its ability the percentage of all stock owned by Alaska Air's employees, and report in detail the categories and totals as employee ownership changes.

We are unable to concur in your view that Alaska Air may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the footnote to the sentence that begins "Today, institutions own . . ." and ends ". . . of our company (footnote 1)" to provide an accurate citation to a specific source;
- recast the sentences that begin "Thus, when compared to . . ." and end ". . . unique perspective on our company" as the proponent's opinion;
- recast the sentence that begins "Shareholders need help . . ." and ends ". . . and types of worker-ownership" as the proponent's opinion;
- recast the paragraph that begins "The 2002 Sarbanes-Oxley Act . . ." and ends ". . . of employee ownership better" as the proponent's opinion;
- recast the sentence that begins "Our worker-owners have . . ." and ends ". . . compared to ordinary investors" as the proponent's opinion;
- recast the discussion that begins "Unable to control their . . ." and ends ". . . holdings in other stock plans" as the proponent's opinion; and
- delete the sentence that begins "Who can deny . . ." and ends ". . . be better utilized."

Accordingly, unless the proponent provides Alaska Air with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Alaska Air may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Alaska Air may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Alex Shukhman

Alex Shukhman
Attorney-Advisor